AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 3*)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Uxin Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

91818X108 (1)

(CUSIP Number)

Steven G. Glenn

Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares of the Issuer

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Redrock Holding Investments Limited (“Redrock”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 123,847,794 Class A Ordinary Shares (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 123,847,794 Class A Ordinary Shares (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 123,847,794 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 10.8%*
(14)	Type of Reporting Person (See Instructions) CO

(1) Represents 123,847,794 Class A Ordinary Shares of Uxin Limited (the “Issuer”) directly held by Redrock, among which, (i) 112,197,309 Class A Ordinary Shares are represented by 37,399,103 American depositary shares and (ii) 11,650,485 Class A Ordinary Shares were issued to Redrock upon conversion of 30% of the outstanding principal amount of the Convertible Note held by Redrock pursuant to the Supplementary Agreement (see Item 3).

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Private Equity XI, L.P. (“WP XI”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 74,893,943.92 Class A Ordinary Shares(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 74,893,943.92 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 74,893,943.92 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.5%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents 74,893,943.92 Class A Ordinary Shares beneficially owned by WP XI through its 60.5% equity interest in Redrock.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Private Equity XI-B, L.P. (“WP XI-B”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,870,680.46 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,870,680.46 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,870,680.46 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.2%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents 13,870,680.46 Class A Ordinary Shares beneficially owned by WP XI-B through its 11.2% equity interest in Redrock.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Private Equity XI-C, L.P. (“WP XI-C”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 318,536.53 Class A Ordinary Shares(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 318,536.53 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 318,536.53 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.03%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents 318,536.53 Class A Ordinary Shares beneficially owned by WP XI-C through its 0.3% equity interest in Redrock.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI (Asia), L.P. (“WP XI Asia”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,322,532.46 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,322,532.46 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 27,322,532.46 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.4%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents 27,322,532.46 Class A Ordinary Shares beneficially owned by WP XI Asia through its 22.1% equity interest in Redrock.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI Partners, L.P. (“WP XI Partners”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,826,261.84 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,826,261.84 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,826,261.84 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.4%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents 4,826,261.84 Class A Ordinary Shares beneficially owned by WP XI Partners through its 3.9% equity interest in Redrock.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons WP XI Partners, L.P. (“WP XIP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,615,838.80 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,615,838.80 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,615,838.80 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents 2,615,838.80 Class A Ordinary Shares beneficially owned by WP XIP through its 2.1% equity interest in Redrock.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus LLC (“WP LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 123,847,794 Class A Ordinary Shares(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 123,847,794 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 123,847,794 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 10.8%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents123,847,794 Class A Ordinary Shares beneficially owned by WP LLC as the manager of WP XI, WP XI-B, WP XI-C, WP XI Partners, WP XIP (collectively, the “WP XI Funds”) and WP XI Asia.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI, L.P. (“WP XI GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 96,206,725.02 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 96,206,725.02 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 96,206,725.02 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.4%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents 96,206,725.02 Class A Ordinary Shares beneficially owned by WP XI GP as the general partner of each of WP XI, WP XI-B, WP XI Partners and WP XIP.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons WP Global LLC (“WP Global”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 96,206,725.02 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 96,206,725.02 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 96,206,725.02 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.4%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents 96,206,725.02 Class A Ordinary Shares beneficially owned by WP Global as the general partner of WP XI GP.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Partners II, L.P. (“WPP II”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 96,206,725.02 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 96,206,725.02 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 96,206,725.02 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.4%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents 96,206,725.02 Class A Ordinary Shares beneficially owned by WPP II as the managing member of WP Global.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Partners GP LLC (“WPP GP LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 96,206,725.02 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 96,206,725.02 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 96,206,725.02 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.4%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents 96,206,725.02 Class A Ordinary Shares beneficially owned by WPP GP LLC as the general partner of WPP II.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus & Co (“WP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 96,206,725.02 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 96,206,725.02 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 96,206,725.02 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.4%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents 96,206,725.02 Class A Ordinary Shares beneficially owned by WP as the managing member of WPP GP LLC.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus (Cayman) XI, L.P. (“WP XI Cayman GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 318,536.53 Class A Ordinary Shares(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 318,536.53 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 318,536.53 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.03%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents 318,536.53 Class A Ordinary Shares beneficially owned by WP XI Cayman GP as the general partner of WP XI-C.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI-C, LLC (“WP XI-C LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 318,536.53 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 318,536.53 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 318,536.53 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.03%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents 318,536.53 Class A Ordinary Shares beneficially owned by WP XI-C LLC as the general partner of WP XI Cayman GP.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus (Bermuda) XI, Ltd. (“WP XI Bermuda”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 318,536.53 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 318,536.53 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 318,536.53 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.03%*
(14)	Type of Reporting Person (See Instructions) CO

(1) Represents 318,536.53 Class A Ordinary Shares beneficially owned by WP XI Bermuda as the general partner of WP XI Cayman GP.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P. (“WPP II Cayman”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,641,068.98 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,641,068.98 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 27,641,068.98 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.4%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents 27,641,068.98 Class A Ordinary Shares beneficially owned by WPP II Cayman (A) as the managing member of WP XI-C LLC and the sole shareholder of WP XI Bermuda, and (B) as the managing member of WP XI Asia GP LLC.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd. (“WP Bermuda GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,641,068.98 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,641,068.98 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 27,641,068.98 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.4%*
(14)	Type of Reporting Person (See Instructions) CO

(1) Represents 27,641,068.98 Class A Ordinary Shares beneficially owned by WP Bermuda GP as the general partner of WPP II Cayman.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI (Asia) GP, L.P. (“WP XI Asia GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,322,532.46 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,322,532.46 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 27,322,532.46 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.4%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents 27,322,532.46 Class A Ordinary Shares beneficially owned by WP XI Asia GP as the general partner of WP XI Asia.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI (Asia) GP, LLC (“WP XI Asia GP LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,322,532.46 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,322,532.46 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 27,322,532.46 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.4%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents 27,322,532.46 Class A Ordinary Shares beneficially owned by WP XI Asia GP LLC as the general partner of WP XI Asia GP.

* The calculation assumes that there is a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 91818X108

This Amendment No. 3 to Schedule 13D (this “Amendment No.2”) amends and supplements the Schedule 13D originally filed by the Reporting Persons on June 18, 2019 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D filed by the Reporting Persons on February 10, 2020 (the “Amendment No.1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on October 5, 2020 (the “Amendment No. 2”, and as amended and supplemented by this Amendment No.3, the “Schedule 13D”), relating to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Uxin Limited, a Cayman Islands exempted company (the “Issuer”).

Except as specifically amended by this Amendment No.3, items in the Original Schedule 13D, the Amendment No.1 and the Amendment No. 2 are unchanged.

Item 3.	Source and Amount of Funds.

Item 3 of the Schedule 13D is hereby supplemented by the following:

On June 14, 2021, the Issuer, Astral Success Limited (“Joy Capital”) and Abundant Grace Investment Limited (“Nio Capital”) entered into the Share Subscription Agreement (the “Share Subscription Agreement”) pursuant to which Joy Capital and Nio Capital agreed to subscribe for from the Issuer certain senior convertible preferred shares and warrants to purchase senior convertible preferred shares for an aggregate consideration up to US$315,000,000. Redrock granted written consent in connection with the execution and delivery of the Share Subscription Agreement and agreed not to exercise its conversion right under the Letter Agreement with respect to any proposed issuance by the Issuer of senior convertible preferred shares or warrant to purchase senior convertible preferred shares pursuant to the terms of the Share Subscription Agreement.

Supplementary Agreement

On June 17, 2021, the Issuer, the Founder, the Investors, Clearvue and Magic Carpet entered into a Supplementary Agreement (the “Supplementary Agreement”). Pursuant to the Supplementary Agreement, on and from the time (the “Effective Time”) upon which (i) the first closing date (the “First Closing Date”) as contemplated by the Share Subscription Agreement has occurred, (ii) the Issuer has fully complied with its obligations set forth in Section 6 (Conversion) thereof and the relevant conversion shares have been issued to the holders of the Convertible Notes; and (iii) the voting agreement (the “Voting Agreement”) to be entered into on or about the First Closing Date by and among the Issuer, the Investors, the Founder, Xin Gao, Joy Capital and Nio Capital has been executed and become fully effective, among other things, (a) Sections 6.2 (Reservation of Shares), 6.6 (Deposit Arrangement), 6.7 (Account Pledge) and 8.1 (Registration Rights) and Schedule 4 (Registration Rights) of the Note Purchase Agreement shall be deleted and no longer in force and effect; and (b) the reference to “Investor Director” in Section 6.8 of the Note Purchase Agreement shall be treated as a reference to any director appointed by the Investors pursuant to the terms of the Voting Agreement.

The Supplementary Agreement further provides that on and from the Effective Time, among other things, (a) if no principal amount is outstanding as of July 1, 2024, the Convertible Notes shall bear no interest on the outstanding principal amount from May 29, 2019 until June 30, 2024; otherwise, the Convertible Notes shall bear interest on all of the outstanding principal amount as of July 1, 2024 at a simple interest rate of 3.75% per annum from May 29, 2019 until the outstanding principal amount is fully repaid; (b) the Issuer shall repay the Convertible Notes in instalments by repaying on each repayment date an amount which reduces the outstanding principal amount by an amount equal to certain percentage of the principal amount as at the Effective Time; (c) Section 4 (Conversion) of the Convertible Notes shall be deleted, and immediately after the Effective Time, references in each Convertible Note to any conversion thereof into Ordinary Shares shall be treated as if such conversion rights have expired and are no longer available; (d) for so long as each Convertible Note held by an Investor is outstanding, unless with the prior written approval of at least two Investors, the Issuer shall not incur any indebtedness that is contractually senior in right of payment to the Convertible Notes, or pari passu in right of payment to the Convertible Notes and has an earlier maturity date, or may be demanded for payment by the lender, or may be prepaid by the borrow or guarantor, on an earlier date, subject to certain conditions and limitations; (e) all rights under each Convertible Note shall automatically terminate when all amounts owing on such Convertible Note have been paid in full; and (f) for so long as any Convertible Note is outstanding and subject to certain exceptions, any transactions or series of related transactions to sell, transfer or otherwise dispose any of its voting powers or assets of the Issuer or any of its subsidiaries (such transactions or series of related transactions being, “Disposals”) shall not require the prior written consent of the Requisite Holders (as defined under the Note Purchase Agreement) unless such Disposals are not in the ordinary course of business and relate to the sale or transfer of assets or businesses which represent 50% or more of the total assets of the Issuer by value.

Also, pursuant to the Supplementary Agreement, within 10 business days from the date thereof and prior to the First Closing Date, the Investors shall (a) cause Madison Pacific Trust Limited to negotiate with Xin Gao and the Issuer in good faith and agree the form of all necessary documentation to release the security granted by Xin Gao under the equitable share mortgage agreement in favor of the Investors; and (b) remove the designee of the Investors from the joint signatories of the joint account with effect from the Effective Time.

The Supplementary Agreement further provides that upon the First Closing Date, 30% of the outstanding principal amount of each Convertible Note as of the date thereof shall automatically convert into Class A Ordinary Shares at the applicable conversion price and the Issuer shall at its expense take all actions and execute all documents necessary to effect the issuance of all the Class A Ordinary Shares underlying the Convertible Notes being converted.

Voting Agreement

On July 12, 2021, the Issuer, the Founder, Xin Gao, Joy Capital, Nio Capital and the Investors entered into a Voting Agreement (the “Voting Agreement”) pursuant to which the Board shall consist of seven directors, among which, subject to certain limitations set forth in the Voting Agreement, each of Joy Capital, Nio Capital, the Investors (collectively) and the Founder shall be entitled to nominate one director, Joy Capital and Nio Capital shall be collectively entitled to nominate two independent directors and the Founder or the Board shall be entitled to appoint the third independent director. Each party to the Voting Agreement (other than the Issuer) has agreed that it/he shall vote the equity securities of the Issuer held by it/him at any general meeting of shareholders and take all other necessary actions, and cause its/his nominated directors to vote at any meeting of the Board and take all other necessary actions, in each case, in order to ensure the board composition set forth above. The Voting Agreement further provides that certain material corporate transactions shall be approved by the Board, provided that any indebtedness of the Issuer that is prohibited under the Convertible Notes shall be subject to the written consent of at least two out of the three Investors.

In addition, subject to certain exceptions, neither the Founder nor Xin Gao may, on or before July 31, 2024, transfer, or publicly announce an intention to transfer, any equity securities in the Issuer held by the Founder or Xin Gao as of the date thereof, without the prior written consent of Joy Capital, Nio Capital and the Investors.

Because of the arrangements in the Voting Agreement, the parties to that agreement (excluding the Issuer) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares of the Issuer beneficially owned by any other person, and the Schedule 13D shall not be construed as acknowledging that the Reporting Persons for any or all purposes, beneficially own any shares of the Issuer beneficially owned by any other person.

Lock-Up Letter

On July 12, 2021, Redrock entered into a Consent Letter for Lock-up (the “Lock-Up Letter”) pursuant to which Redrock and its affiliates, during the period commencing from the First Closing Date until nine months therefrom, shall not (a) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any equity securities of the Issuer owned or to be owned by Redrock on the First Closing Date (including Class A Ordinary Shares issued to Redrock upon conversion of certain outstanding principal amount of the Convertible Note held by it) (the “Restricted Securities”), (b) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of the Restricted Securities, or (c) publicly disclose the intention to do any of the foregoing, subject to certain exceptions.

Termination Agreement

On July 12, 2021, the Investors, the Issuer, the Founder Parties and Jeneration Capital entered into a Termination Agreement (the “Termination Agreement”) with respect to the Investors’ Rights Agreement and the Letter Agreement pursuant to which (a) the Investors’ Rights Agreement and the Letter Agreement shall be terminated without force and effect from and after the Effective Time and (b) with effect from the Effective Time, each party thereto (on the behalf of itself/himself or its/his respective affiliates, successors and assigns) irrevocably waives its/his rights under the Investors’ Rights Agreement and the Letter Agreement and forever releases and discharges the other parties thereto (and their respective affiliates, successors and assigns) from any and all obligations and liabilities under such agreements. According to the Termination Agreement, the Investors shall cause the directors nominated by them to resign from the Board and all other positions each such person holds in the Issuer or its subsidiaries, with effect from the Effective Time.

The foregoing summary of the Supplementary Agreement, the Voting Agreement, the Lock-Up Letter, and the IRA Termination Agreement is qualified in its entirety by the full text of such Supplementary Agreement, the Voting Agreement, the Lock-Up Letter, and the Termination Agreement, copies of which are filed as Exhibits 99.5, 99.6, 99.7 and 99.8 to this Amendment No. 3.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented by the incorporation by reference of the information provided in Item 3.

Item 5.	Interest in Securities of the Issuer.

(a) Items 7 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Amendment No. 3 are incorporated by reference into this Item 5.

(b) Items 7 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Amendment No. 3 are incorporated by reference into this Item 5.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by the incorporation by reference of the information provided in Items 3, 4 and 5.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented by the following:

Exhibit No.	Description

99.5	Supplementary Agreement, dated June 17, 2021, by and among Uxin Limited, Kun Dai, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., ClearVue UXin Holdings, Ltd. and Magic Carpet International Limited
99.6	Voting Agreement, dated July 12, 2021, by and among Uxin Limited, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and 58.com Holdings Inc.
99.7	Consent Letter for Lock-up, dated July 12, 2021, by and between Redrock Holding Investments Limited and Uxin Limited
99.8	Termination Agreement, dated July 12, 2021, by and among Uxin Limited, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Redrock Holding Investments Limited

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus Private Equity XI, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus Private Equity XI-B, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus Private Equity XI-C, L.P.

By:	Warburg Pincus (Cayman) XI, L.P., its general partner
By:	Warburg Pincus XI-C, LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus XI (Asia), L.P.

By:	Warburg Pincus XI (Asia) GP, L.P., its general partner
By:	Warburg Pincus XI (Asia) GP, LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus XI Partners, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

WP XI Partners, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus LLC

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus XI, L.P.

By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

WP Global LLC

By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus Partners II, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus Partners GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus & Co.

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus (Cayman) XI, L.P.

By:	Warburg Pincus XI-C, LLC, its general partner
By:	Warburg Pincus (Bermuda) XI, Ltd., its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus XI-C, LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus (Bermuda) XI, Ltd.

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorised Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus Partners II (Cayman), L.P.

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorised Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus (Bermuda) Private Equity GP Ltd.

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorised Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus XI (Asia) GP, L.P.

By:	Warburg Pincus XI (Asia) GP, LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

Warburg Pincus XI (Asia) GP, LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Authorized Signatory